Room 4561

January 29, 2007

Mr. Lawrence M. Kaplan, Senior Vice President
NAVTEQ Corporation
222 Merchandise Mart, Suite 900
Chicago, IL 60654

> **Re:** **NAVTEQ Corporation**
> **Registration Statement on Form S-4/A**
> **File No. 333-139536**
> **Filed on January 23, 2007**

Dear Mr. Kaplan:

We have reviewed the above-captioned filing and have the following additional comments.

General

1. We note the location of the "Questions and Answers about the Merger and the Special Meeting" and the "Summary," which commence on pages 3 and 9, respectively. The summary term sheet must begin on the first or second page of your disclosure document. Please relocate your disclosure as necessary. Refer to Instruction 1 to Item 1001 of Regulation M-A.

Material United States Federal Income Tax Consequences of the Merger, page 85
Exhibit 8.1

2. The disclosure on page 86 indicates that the discussion of U.S. Federal Income Tax Consequences of the Merger to U.S. Holders "assumes that the merger will be treated as a tax-free reorganization within the meaning of Section 368(a) of the Code." Counsel must opine on the material tax issue – in this case, whether the merger will be treated as a tax-free reorganization within the meaning of Section 368(a).

3. It appears that Exhibit 8.1 is meant to constitute a short-form opinion. In this regard, we note the language that "the discussion contained in the Registration Statement under the caption "The Merger — Material United States Federal Income Tax Consequences of the Merger," subject to the limitations, qualifications and assumptions described therein and in this letter, to the extent it constitutes descriptions of legal matters or legal conclusions, constitutes our opinion as to the material U.S. federal income tax consequences of the Merger applicable to Company stockholders." This opinion and the prospectus both must state clearly that the discussion in the tax consequences section of the prospectus is counsel's opinion. As we have indicated in the immediately preceding comment, the prospectus disclosure does not appropriately opine on the material tax issue in question here. Please revise as appropriate.

*   *   *   *

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jay Ingram at (202) 551-3397 or Jeff Werbitt at (202) 551-3456 with any questions. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Thomas L. Hanley
        Pepper Hamilton LLP
        600 14th St., N.W.
        Washington, D.C. 20005
        by facsimile at 202-220-1665